Exhibit 21.1

SUBSIDIARIES OF PAETEC CORP

Name	Jurisdiction of Incorporation	Other names under which such subsidiary does business
PAETEC Capital Corp	Delaware	—
PAETEC Communications of Virginia, Inc	Virginia	—
PAETEC Communications, Inc	Delaware	—
PAETEC Integrated Solutions Group, Inc	Delaware	—
PAETEC Software Corp	New York	—
American Long Lines, Inc.	Pennsylvania	—